Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 March 13, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1294
                     MLP & Energy Funds Portfolio, Series 9
                       File Nos. 333-201693 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1294, filed on January 26, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 9 (the "trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The "Principal Investment Strategy" section states that the trust may invest in closed-end funds that invest in high-yield or "junk" bonds. Please add disclosure about the risks of investing in high-yield bonds in the "Principal Risks" section.

      Response: The disclosure as been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. Therefore, we will only include the relevant disclosures pertaining to closed-end funds that invest significantly all of their assets in high-yield securities if they are selected for the portfolio of this trust.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren